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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                   GENTIUM SpA
--------------------------------------------------------------------------------
                                (Name of Issuer)


        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    37250B14
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             DR. JEFFREY R. JAY, MD
                            GREAT POINT PARTNERS, LLC
                           165 MASON STREET, 3RD FLOOR
                              GREENWICH, CT 06830.
                                 (203) 971-3300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  JUNE 15, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

---------------------
 CUSIP No.  37250B14
---------------------

================================================================================

   1     Names of Reporting Persons.

         Great Point Partners, LLC

         I.R.S. Identification Nos. of above persons (entities only).

         37-1475292
--------------------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) |_|

            (b) |_|
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------
     Number of Shares           7       Sole Voting Power  -0-
                                -----   ----------------------------------------
   Beneficially Owned by        8       Shared Voting Power  425,532
                                -----   ----------------------------------------
Each Reporting Person With      9        Sole Dispositive Power  -0-
                                -----   ----------------------------------------
                                10      Shared Dispositive Power  425,532
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person  425,532
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)  2.92%
--------------------------------------------------------------------------------
  14     Type of Reporting Person (See Instructions)
         OO
================================================================================

---------------------
 CUSIP No.  37250B14
---------------------

================================================================================

   1     Names of Reporting Persons.

         Dr. Jeffrey R. Jay, M.D.

         I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) |_|

            (b) |_|
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization  United States
--------------------------------------------------------------------------------
     Number of Shares           7       Sole Voting Power  -0-
                                -----   ----------------------------------------
   Beneficially Owned by        8       Shared Voting Power  425,532
                                -----   ----------------------------------------
Each Reporting Person With      9        Sole Dispositive Power  -0-
                                -----   ----------------------------------------
                                10      Shared Dispositive Power  425,532
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person  425,532
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)  2.92%
--------------------------------------------------------------------------------
  14     Type of Reporting Person (See Instructions)
         IN
================================================================================

---------------------
 CUSIP No.  37250B14
---------------------

================================================================================

   1     Names of Reporting Persons.

         Biomedical Value Fund, L.P.

         I.R.S. Identification Nos. of above persons (entities only).

         20-0308288
--------------------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) |_|

            (b) |_|
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
     Number of Shares           7       Sole Voting Power  -0-
                                -----   ----------------------------------------
   Beneficially Owned by        8       Shared Voting Power  212,766
                                -----   ----------------------------------------
Each Reporting Person With      9        Sole Dispositive Power  -0-
                                -----   ----------------------------------------
                                10      Shared Dispositive Power  212,766
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person  212,766
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)  1.46%
--------------------------------------------------------------------------------
  14     Type of Reporting Person (See Instructions)
         PN
================================================================================

---------------------
 CUSIP No.  37250B14
---------------------

================================================================================

   1     Names of Reporting Persons.

         Biomedical Offshore Value Fund, Ltd.

         I.R.S. Identification Nos. of above persons (entities only).

         N/A
--------------------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) |_|

            (b) |_|
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
     Number of Shares           7       Sole Voting Power  -0-
                                -----   ----------------------------------------
   Beneficially Owned by        8       Shared Voting Power  212,766
                                -----   ----------------------------------------
Each Reporting Person With      9        Sole Dispositive Power  -0-
                                -----   ----------------------------------------
                                10      Shared Dispositive Power  212,766
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person  212,766
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)  1.46%
--------------------------------------------------------------------------------
  14     Type of Reporting Person (See Instructions)
         OO
================================================================================

            This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by the undersigned to amend the Statement on Schedule 13D, filed by the undersigned on October 24, 2005 (the "Original Filing"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing. Any reference to "this Schedule 13D" in the Original Filing or in this Amendment shall refer to the Original Filing as amended by this Amendment.

ITEM 1. SECURITY AND ISSUER

         The title and class of equity securities to which this statement on Schedule D relates is American Depositary Shares ("ADS"), each representing one ordinary share of Gentium SpA (the "Issuer"). The ADSs have been issued pursuant to a Deposit Agreement dated as of June 15, 2005, among the Issuer, the Bank of New York, as Depositary, and the owners from time to time of ADSs issued thereunder.

         The name and address of the principal executive offices of the Issuer is Gentium SpA, Piazze XX Septembre 2, 22079 ViVa Guardia, Como Italy.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 is hereby amended to change the address of Biomedical Value Fund, L.P. ("BMVF"), Great Point Partners LLC ("Great Point"), and Dr. Jeffrey
R. Jay ("Dr. Jay"), from 2 Pickwick Plaza, Suite 450, Greenwich, CT, 06830 (as originally filed on October 24, 2005), to the current principal office at 165 Mason Street, 3rd Floor, Greenwich, CT, 06830.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         Not applicable.



ITEM 4. PURPOSE OF TRANSACTION

         Between June 13th and 15th, 2007, each of BMVF and BOVF sold all of the ADSs owned by them. See Item 5 for continuing beneficial ownership.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

         (a) through (b)

         BMVF owns warrants to purchase 212,766 ADSs. Such securities, in the aggregate, constitute 1.46% percent of the outstanding share capital of the Issuer, computed in accordance with Rule 13d-3. BMVF shares dispositive power over the warrants to purchase ADSs owned by it and, in the event of the exercise of such warrants, would share voting power with respect to the ADSs for which such warrants are exerciseable. BMVF disclaims beneficial ownership of any securities owned by BOVF. See Item 2.

          BOVF owns warrants to purchase 212,766 ADSs. Such securities, in the aggregate, constitute 1.46% percent of the outstanding share capital of the Issuer, computed in accordance with Rule 13d-3. BOVF shares dispositive power over the warrants to purchase ADSs owned by it and, in the event of the exercise of such warrants, would share voting power with respect to the ADSs for which such warrants are exerciseable. BOVF disclaims beneficial ownership of any securities owned by BMVF. See Item 2.

          The warrants to purchase ADSs will be issued only if the issuance thereof, including the ordinary shares of the Issuer underlying the ADSs, are authorized at a shareholders' meeting of the Issuer.

          Great Point is the investment manager of each of BMVF and BOVF, and by virtue of such status has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Dr. Jay, as senior managing member of Great Point, has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this Schedule 13D shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (c) From the period between June 13, 2007 and June 15, 2007 BMVF sold 531,915 ADSs held by it and BOVF sold 531,915 ADSs held by it.

         (d) Not applicable.

         (e) Each of the persons referred to in Item 2 ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer on June 15, 2007.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

EXHIBIT A:  Joint Filing Agreement, dated as of October 21, 2005 (as filed on the Schedule 13D dated as of October 24, 2005, and incorporated herein by reference).

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2007


                                      Biomedical Value Fund, L.P.

                                      By: Great Point GP, LLC, its general
                                          partner

                                      By: /S/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                          Name: Dr. Jeffrey R. Jay
                                          Title: Senior Managing Member



                                      Biomedical Offshore Value Fund, Ltd.

                                      By: Great Point GP, LLC, its investment
                                          manager

                                      By: /S/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                          Name: Dr. Jeffrey R. Jay
                                          Title: Senior Managing Member



                                      Great Point Partners, LLC


                                      By: /S/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                          Name: Dr. Jeffrey R. Jay
                                          Title: Senior Managing Member



                                          /S/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                      Dr. Jeffrey R. Jay, individually